                              SETTLEMENT AGREEMENT

     This Settlement Agreement (the "Agreement") is made and entered into as of the 24th day of September, 1993, by and among (i) Alex J. Meloy, Trustee of the Harry Meloy Family Trust ("Meloy") and Alan J. Hunken, Trustee of the Alan J. Hunken Retirement Plan ("Hunken") (collectively referred to as the "Named Plaintiffs"), individually and in their capacities as representatives of certain plaintiff classes in Alex J. Meloy, et al., v. CRI Liquidating REIT, Inc., et al., Civil Action No. 56831 in the Circuit Court for Montgomery County, Maryland (the "Litigation") and (ii) CRI Liquidating REIT, Inc. ("Liquidating"); CRIIMI MAE Inc., formerly CRI Insured Mortgage Association, Inc. ("CRIIMI MAE"); C.R.I., Inc. ("CRI"); William B. Dockser ("Dockser"); Martin C. Schwartzberg ("Schwartzberg"); and H. William Willoughby ("Willoughby") (collectively referred to as the "CRI Parties"). For the purposes of this Agreement the CRI Parties and the Named Plaintiffs shall be collectively referred to as the "Parties."

                                    RECITALS

     A. On November 27, 1989, a certain merger (the "Merger") was consummated in which CRI Insured Mortgage Investments Limited Partnership ("CRIIMI I"), CRI Insured Mortgage Investments II, Inc. ("CRIIMI II"), and CRI Insured Mortgage Investments III Limited Partnership ("CRIIMI III"), were merged with and into Liquidating, a corporation which, along with CRIIMI MAE, was formed in connection with the Merger.

     B. Pursuant to the Merger, each investor in CRIIMI I, CRIIMI II, and CRIIMI III (the "Investors") as of August 24, 1989, the record date (the "Record Date"), was given the right to elect to receive, at the investor's option, shares of Liquidating stock or shares of CRIIMI MAE stock in exchange for their investments in CRIIMI I, CRIIMI II, or CRIIMI III.

     C. To receive Liquidating shares, Investors were required to make an affirmative election by completing and mailing in a proxy card and checking the box for Liquidating stock. Under a passive election procedure, investors who did not sign and return a proxy card or who signed and returned a proxy card but did not elect thereon to receive Liquidating shares were issued shares of CRIIMI MAE stock (the "Passive Election Procedure").

     D. The Merger was voted upon and approved by the requisite majority of Investors at special meetings of Investors held on October 10, 1989, and was consummated on November 27, 1989.

     E. On or about March 23, 1990, the Named Plaintiffs instituted the Litigation against the CRI Parties, CRIIMI I, CRIIMI II, CRIIMI III, C.R.I. Associates Limited Partnership; and C.R.I. Associates III Limited Partnership (the "Defendants"). Meloy sued individually and in his capacity as a representative of a class of certain former investors of CRIIMI III. Hunken sued individually and in his capacity as a representative of a class of certain former investors of CRIIMI II.

     F. The Named Plaintiffs alleged that the issuance of CRIIMI MAE shares in the Merger to Investors who failed to return a proxy card or who returned a proxy card but did not make an affirmative share election on the card violated the Merger agreements and constituted a breach of fiduciary duties to Investors.

     G. The Court entered an order on June 26, 1991, granting class certification on behalf of certain former CRIIMI II and CRIIMI III investors. The CRIIMI II and CRIIMI III investors were notified of the class certification and were given an opportunity to opt out of the class. Some of those investors submitted and returned opt out forms exercising their option to opt out of the class.

     H. The Defendants answered the complaint, denying its material allegations, all charges of wrongdoing, and any liability.

     I. Both the Plaintiffs and the Defendants in the Litigation filed motions for summary judgment. By Court order dated August 27, 1992, both motions were denied.

     J. Trial of the Litigation was scheduled to begin on October 25, 1993, and was expected to last for one to two weeks or more.

     K. Recognizing the costs, burdens, and risks associated with the Litigation, the Parties now desire to settle the Litigation upon the terms and conditions set forth in this Agreement.

     NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be bound by this Agreement and without any of the Parties admitting or acknowledging any wrongdoing or liability, the Parties agree as follows:

     1.  Plaintiffs and Class Members
     ----------------------------
          a. Meloy and the CRIIMI III Class. Meloy is the Trustee of the Harry Meloy Family Trust and, in connection with the Litigation and this Agreement, is acting on behalf of himself individually and the Harry Meloy Family Trust and as representative of the class of persons who (a) beneficially owned limited partnership units in CRIIMI III on August 24, 1989, and (b) did not sign and return a proxy card for the Special Meeting of Investors of CRIIMI III held on October 10, 1989 in connection with the proposed Merger or signed and returned a proxy card but did not make an election on the proxy card to receive CRIIMI MAE shares, and (c) owned such CRIIMI III units continually through November 27, 1989, and (d) received shares of CRIIMI MAE in the Merger in exchange for such units of CRIIMI III, and (e) did not exercise the right to opt out of this class (the
          ---
     "CRIIMI III Class").

          b.  Hunken and the CRIIMI II Class.  Hunken is the Trustee of the Alan
     J. Hunken Retirement Plan and, in connection with the Litigation and this Agreement, is acting on behalf of himself individually and the Alan J. Hunken Retirement Plan and as representative of the class of persons who
     (a) beneficially owned shares of CRIIMI II on August 24, 1989, and (b) did not sign and return a proxy card for the Special Meeting of Investors of CRIIMI II held on October 10, 1989 in connection with the proposed Merger or signed and returned a proxy card but did not make an election on the proxy card to receive CRIIMI MAE shares, and (c) owned such CRIIMI II shares continually through November 27, 1989, and (d) received shares of CRIIMI MAE in the Merger in exchange for such shares of CRIIMI II, and (e) did not exercise the right to opt out of this class (the "CRIIMI II Class").

          c. Hunken and the CRIIMI I Class. The Parties agree that they shall jointly request the Court to certify an additional class (the "CRIIMI I Class") solely for the purpose of settlement pursuant to this Agreement. The CRIIMI I Class shall consist of all persons who (a) beneficially owned limited partnership units in CRIIMI I on August 24, 1989, and (b) did not sign and return a proxy card for the Special Meeting of Investors of CRIIMI I held on October 10, 1989 in connection with the proposed Merger or signed and returned a proxy card but did not make an election on the proxy card to receive CRIIMI MAE shares, and (c) owned such CRIIMI I units continually through November 27, 1989, and (d) received shares of CRIIMI MAE in the

     Merger in exchange for such units of CRIIMI I, and (e) do not exercise the right to opt out of this class. For the purpose of this Agreement, Hunken shall represent the members of the CRIIMI I Class. The Parties acknowledge that the claims asserted by the Named Plaintiffs with respect to CRIIMI II and CRIIMI III are substantially similar to those which could have been raised by any similarly situated former CRIIMI I investor with respect to CRIIMI I. The Parties agree that, if the Court does not enter an order granting final approval of this Agreement or if said order does not become final and nonappealable, the certification of the CRIIMI I Class shall be deemed null and void and shall have no further force and effect. In such event, the Defendants retain all rights to object to any request to certify any class of former CRIIMI I investors, including, but not limited to, the adequacy of any proposed class representative.

     2. Warrants. Subject to entry by the Court of an order granting final approval of the settlement pursuant to this Agreement and said order becoming final and nonappealable, and subject to the determination of allowed claims in accordance with Paragraph 3 of this Agreement, CRIIMI MAE will issue and distribute to Allowed Claimants (defined in Subparagraph b below) warrants to purchase CRIIMI MAE common stock ("Warrants") subject to the following terms and conditions:

          a. Total Number to Be Issued. The total number of Warrants to be issued shall be computed according to the following formula: two million five hundred thousand (2,500,000) multiplied by a fraction, the numerator of which is the number of shares received by Allowed Claimants in the Merger pursuant to the Passive Election Procedure and the denominator of which is the total number of CRIIMI MAE shares received in the Merger by members of the CRIIMI I Class, the CRIIMI II Class, and the CRIIMI III Class (collectively, "Class Members") pursuant to the Passive Election Procedure.

          b. Exercise Price. The Warrants shall have an exercise price of $13.17, which is $1.00 above the average closing price of CRIIMI MAE common stock over the fourteen day period immediately prior to September 27, 1993, the date of the public announcement of the proposed settlement.

          c. Exercise Period. The Warrants shall be exercisable for a period of five hundred forty-seven (547) days after the date of their issuance.

          d. Issuance and Distribution to Allowed Claimants. The Warrants shall be issued and distributed to Class Members who timely submit and establish valid proofs of claim in accordance with the Claim Allowance provisions set forth in Paragraph 3 (the "Allowed Claimants").

          e. Allocation among Allowed Claimants. The Warrants will be allocated ratably among Allowed Claimants, according to the number of shares each received in the Merger pursuant to the Passive Election Procedure.

          f. Valuation. CRIIMI MAE has retained, and counsel for the Named Plaintiffs have approved, Richard B. Edelman, Ph.D., as the independent expert for valuation of the Warrants. In the opinion of Dr. Edelman, the Warrants have a value of not less than $2.00 per Warrant. The Parties understand that (i) such valuation is based on the expert's assessment of historic data and various qualitative factors involving, among other things, projections of future earnings and dividends and market forecasts,
     (ii) such valuation of the Warrants is not a prediction of the prices at which the Warrants may trade, and (iii) there can be no assurance that an active trading market for the Warrants will develop or be sustained. The fees of Dr. Edelman with respect to his opinion as to the value of the Warrants shall be paid by CRIIMI MAE.

          g. Listing in Public Market and Registration. CRIIMI MAE will promptly apply to list the Warrants for trading in a public market. If, in the determination of CRIIMI MAE, the Warrants or the CRIIMI MAE shares to be issued upon exercise of the Warrants are required to be registered under the Securities Act of 1933 or any applicable state securities law, CRIIMI MAE will promptly apply for such registration at its cost. It is understood that registration and listing are subject to the decision of governmental or regulatory authorities.

     3. Claim Allowance. Subject to entry by the Court of an order granting final approval of the settlement pursuant to this Agreement and said order becoming final and nonappealable, Allowed Claimants shall be determined as follows:

          a. Settlement Administration Committee. A settlement administration committee (the "Committee") will be established and will have two members. One member will be designated by the Named Plaintiffs and one member will be designated by the CRI Parties. The Committee shall oversee the process by which proof of claim forms (the "Proof of Claim Forms") are distributed to Class Members, shall determine the validity and timeliness of the proofs of claim submitted, and shall determine the number and distribution of the Warrants to be issued in accordance with the formula and procedures set forth in Paragraph 2 above. The Committee will make its decisions by unanimous agreement. In the event that the members of the Committee disagree, the matter in dispute may be submitted to the Court for resolution.

          b. Proof of Claim Forms. Upon entry by the Court of an order granting final approval of the settlement in accordance with this Agreement and said order becoming final and nonappealable, the Parties or the Committee shall cause Proof of Claim Forms to be distributed to Class Members. To qualify as an Allowed Claimant, Class Members must complete and submit the Proof of Claim Forms within sixty (60) days after the date of mailing of said forms to Class Members. The Proof of Claim Forms must be certified under oath and notarized and must state the following: (i) that the claimant beneficially owned units of CRIIMI I or CRIIMI III or shares of CRIIMI II on August 24, 1989; (ii) that the claimant either did not sign and return a proxy card with respect to the special meeting of investors on October 10, 1989, in connection with the Merger, or signed and returned a proxy card but did not affirmatively elect on the proxy card to receive CRIIMI MAE shares or Liquidating shares; (iii) that the claimant owned such units of CRIIMI I or CRIIMI III or shares of CRIIMI II continuously through November 27, 1989; (iv) that the Claimant received shares of CRIIMI MAE in exchange for such units of CRIIMI I or CRIIMI III or shares of CRIIMI II;
     (v) the number of units of CRIIMI I and CRIIMI III and shares of CRIIMI II owned by the Claimant on August 24, 1989, and held continuously through November 27, 1989; (vi) the number of CRIIMI MAE shares received by the Claimant in the Merger pursuant to the Passive Election Procedure; and
     (vii) with respect to those Class Members whose units or shares were held in "street name," the name and address of the applicable broker and "street name" holder. The Proof of Claim Forms must be supported by account statements or other proof. In the case of claimants whose interests were held in "street name" (other than through Merrill Lynch or Smith Barney) and who signed and returned proxy cards but did not affirmatively elect on the proxy cards to receive CRIIMI MAE shares, the

     Proof of Claim Forms must be accompanied by copies of such proxy cards.

          c. Disapproval of Claims Filed by Opt-Outs. In determining the validity and timeliness of claims by Class Members, the Committee shall disapprove claims submitted by persons who have submitted requests to opt out of any of the classes.

          d. Verification with "Street Name" Holders. With respect to claimants whose investments were held in "street name," the Committee shall, to the extent practicable, verify with the applicable brokers or other "street name" holders the information provided by claimants on the Proof of Claim Forms. In determining the validity of claims, the Committee may rely on the information provided by the brokers or other "street name" holders. The Committee will notify any claimant of the disallowance of his claim.

     4. Notice of Proposed Settlement. On or before October 6, 1993, the Parties shall file with the Court for its approval a proposed notice to Class Members in the form of Exhibit A hereto (the "Notice of Proposed Settlement"). The Parties shall also file with the Court for its approval and entry a proposed order in the form of Exhibit B hereto (the "Order"). Promptly upon approval by the Court of the Notice of Proposed Settlement and the entry of the Order, the Parties shall cause said notice to be sent by mail as follows:

          a. Notice to Record Holders Who Are Class Members. The Notice of Proposed Settlement shall be sent to all record holders of CRIIMI I, CRIIMI II, and CRIIMI III as of the Record Date who are Class Members, excluding "street name" holders and opt-outs.

          b. Notice for Transmission by "Street Name" Record Holders. The Notice of Proposed Settlement shall be sent to all "street name" record holders of CRIIMI MAE as of November 28, 1989 (with the exception of Merrill Lynch, and Smith Barney/Shearson with respect to former Smith Barney customers), with requests that such record holders promptly transmit the Notice to all beneficial owners of CRIIMI MAE stock as of November 28, 1989.

          c. Notice for Transmission by Merrill Lynch. The Notice of Proposed Settlement shall be sent to Merrill Lynch, with a request that it promptly transmit the Notice to Class Members who were its customers.

          d. Notice to Smith Barney Customers. The Notice of Proposed Settlement shall be sent to Class Members who were Smith Barney customers.

     5. Named Plaintiffs' Attorneys Fees and Expenses. On the day following the date upon which the Court's order granting final approval of the settlement in accordance with this Agreement becomes final and nonappealable, the CRI Parties shall cause counsel for Plaintiffs to be paid attorneys' fees and expenses in an amount approved by the Court not to exceed One Million Four Hundred Thousand Dollars ($1,400,000.00). Such expenses will include, among other things, the costs of printing and mailing of the Notice of Proposed Settlement any subsequent notices and Proof of Claim Forms, and the costs of verifying proofs of claims. Such expenses will also include settlement administration expenses; provided, however, that any such expenses in excess of $15,000 incurred by the Committee (excluding attorneys' fees) to verify proofs of claims returned by Claimants will be borne by CRIIMI MAE. Because all such expenses may not be known or paid by the date the Court enters an order granting final approval of the settlement pursuant to this Agreement or by the date said order becomes final and nonappealable, the full sum allowed by the Court for fees and expenses shall be disbursed to Plaintiffs' counsel on the date indicated in the first sentence of this paragraph and Plaintiffs' counsel shall thereafter promptly pay such expenses when and as they are subsequently incurred, and shall promptly reimburse CRIIMI MAE for settlement administration expenses paid by it, which shall not include its attorneys fees.

     6.   Dismissal and Release of Claims.
          --------------------------------
          a. Dismissal of Claims. The Litigation and all claims and causes of action that were asserted, or could have been asserted, therein shall be dismissed with prejudice by the Court pursuant to an order to be agreed upon by the Parties.

          b. Release of Claims. On the date that the Court's order granting final approval of the settlement in accordance with this Agreement becomes final and nonappealable, the Named Plaintiffs, on behalf of themselves and on behalf of all Class Members (collectively, the "Releasors"), hereby release and forever discharge Liquidating, CRIIMI MAE, CRI, Dockser, Willoughby, Schwartzberg, and each of the other defendants in the Litigation, and all of their current and former directors, partners, officers, employees, agents, attorneys, insurers, parents, subsidiaries, affiliates, predecessors, successors-in-interest, and heirs and assigns with respect to any and all claims, debts, suits, liabilities, judgments, demands, damages, obligations, costs, expenses, causes of action, and actions of any nature, character, or description that any of them ever had, now have, or may have, whether known or unknown, accrued or not accrued, suspected or unsuspected, arising under common law, statute or regulation, state or federal, out of, or in any way relating to, the Merger or any claims, causes of action, or allegations that were asserted, or might have been asserted, in the Litigation.

          On the date that the Court's order granting final approval of the settlement in accordance with this Agreement becomes final and nonappealable, the CRI Parties hereby release and forever discharge the Named Plaintiffs and Class Members and all of their current and former agents, attorneys, successors-in-interest, and heirs and assigns with respect to any and all claims, debts, suits, liabilities, judgments, demands, damages, obligations, costs, expenses, causes of action, and actions of any nature, character, or description that any of them ever had, now have, or may have, whether known or unknown, accrued or not accrued, suspected or unsuspected, arising under common law, statute or regulation, state or federal, out of, or in any way relating to, the Merger or any claims, causes of action, or allegations that were asserted, or might have been asserted, in the Litigation. Nothing in this subparagraph shall constitute a release or discharge of the Parties with respect to obligations under this Agreement.

          c. Warranties of the Named Plaintiffs. The Parties represent and warrant that they have read and understood this Agreement. The Parties also represent and warrant that, in executing this Agreement, they have not relied on any agreements, representations, promises, understandings, or inducements that are not specifically set forth in this Agreement.

     7. Agreement Not Admission of Wrongdoing. The Parties acknowledge and agree that nothing in this Agreement constitutes an admission or evidence of any wrongdoing or liability by any party or an admission or evidence with respect to any claim or defense of any party.

     8.   Court Procedures.
          -----------------
          a. Prompt Motion for Court Approval. The Parties shall promptly move the Court for preliminary approval of the settlement, for approval of the Notice of Proposed Settlement, and for the scheduling of a hearing on final approval of the settlement on the twenty-first day after the date of mailing of the Notice of Proposed Settlement or as soon thereafter as the Court permits. The Parties shall ask the Court to enter an order with respect to the preliminary approval of the settlement, approval of the Notice of Proposed Settlement, and the scheduling of a hearing on the final approval of the settlement in the form of Exhibit B hereto.

          b. Petition for Award of Fees and Costs. Plaintiffs' counsel will petition the Court for an award of fees and expenses including settlement administration expenses in an aggregate amount not to exceed One Million Four Hundred Thousand Dollars ($1,400,000.00), and Defendants will not object to same.

          c. Request for Final Order. At the hearing on final approval, the Parties shall request the Court to enter an order in a form to be agreed upon approving the settlement in accordance with this Agreement, fixing and allowing Plaintiffs' attorneys' fees and costs, and dismissing and releasing all claims in accordance with this Agreement.

          d. Interim Cost Sharing. The Named Plaintiffs and CRIIMI MAE shall share the cost of printing and mailing the Notice of Proposed Settlement, with reimbursement to said parties to come from the funds to be paid for plaintiffs' attorneys fees and expenses including settlement administration expenses in the event that the Court enters an order granting final approval of the settlement and said order becomes final and nonappealable.

     9. Agreement Void Absent Court Approval and Right to Withdraw. This Agreement shall be subject to the approval of the Court. In the event that the Court does not enter an order granting final approval of the settlement in accordance with this Agreement by December 1, 1993, the CRI Parties and the Named Plaintiffs shall have the right, upon delivery of written notice to the other, to withdraw from and terminate this Agreement. The CRI Parties shall have the right to withdraw from and terminate this Agreement in the event that members of the CRIIMI I Class representing more than 250,000 shares of CRIIMI MAE stock timely exercise their right to opt out of the class. In the event that prior to the hearing by the Court on final approval of the settlement significant adverse changes occur with respect to the stock market which result in the inability of the independent expert to give, in connection with such hearing, an opinion valuing the warrants at $2.00 or more per warrant and CRIIMI MAE decides not to agree to alter the terms of the Warrants, the Named Plaintiffs shall have the right, upon delivery of written notice to the CRI Parties, to withdraw from and terminate this Agreement.

     10. Retention of Jurisdiction. The Parties shall request that the Court, after approval of this Agreement and dismissal of all claims in the Litigation, retain jurisdiction with respect to any disputes that may arise out of the implementation or administration of the settlement pursuant to this Agreement.

11.  Miscellaneous.
     --------------
          a. Integration Clause. This Agreement, together with the Exhibits hereto, which are incorporated into the Agreement by reference, embody the entire agreement of the Parties concerning the settlement of the Litigation. This Agreement and the Exhibits hereto shall supersede all previous communications, representations, agreements, or understandings, oral or written, between the Parties concerning the settlement.

          b. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Maryland. Any action to enforce this Agreement, or alleging breach of this Agreement, shall be filed in the Circuit Court for Montgomery County, Maryland.

          c. No Adverse Construction. All Parties in this Litigation have participated, through their counsel, in the drafting and preparation of this Agreement and the Exhibits hereto. Accordingly, the Parties agree that neither this Agreement nor any of its provisions should be construed against any of the Parties by reason of their participation in the drafting or preparation of this Agreement or the Exhibits hereto.

          d. Counterparts. This Agreement may be executed in several counterparts which together shall constitute one instrument.

          e. Captions. The captions in this Agreement are for the convenience of the reader only and shall not be used to construe the text of the Agreement.

- ----------------------------------------
ALEX J. MELOY, individually and in
his capacity as representative of the
CRIIMI III Class



- ----------------------------------------
ALAN J. HUNKEN, individually and in
his capacity as representative of
the CRIIMI I Class and the CRIIMI II Class



CRIIMI MAE Inc.


By:--------------------------------------
   William B. Dockser, Chairman


CRI LIQUIDATING REIT, INC.


By:--------------------------------------
   William B. Dockser, Chairman



C.R.I., INC.


By:--------------------------------------
   William B. Dockser, Chairman




- ----------------------------------------
WILLIAM B. DOCKSER





- ----------------------------------------
H. WILLIAM WILLOUGHBY




- ----------------------------------------
MARTIN C. SCHWARTZBERG